UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   Form U-3A-2



   Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935






                                CP&L ENERGY, INC.

hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG).

(a)      The Claimant

         CP&L Energy, Inc. (CP&L Energy or Claimant) has acquired all of the outstanding shares of Carolina Power & Light Company (CP&L) in a share exchange that occurred June 19, 2000, following SEC approval of the acquisition and share exchange (Share Exchange) establishing a holding company reorganization in an order dated June 15, 2000 (Release No. 35-27188; 70-9559). The shareholders of CP&L received shares in CP&L Energy on a one-for-one exchange basis.

         CP&L is a full service energy provider formed under the laws of North Carolina in 1926, and is an electric utility company and an exempt holding company as defined by the Public Utility Holding Company Act of 1935 (see File No. 69-477). CP&L is primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North and South Carolina. CP&L's service territory covers approximately 33,667 square miles, including a substantial portion of the coastal plain of North Carolina extending to the Atlantic coast between the Pamlico River and the South Carolina border, the lower Piedmont section of North Carolina, an area in northeastern South Carolina and an area in western North Carolina in and around the City of Asheville. The estimated total population of the territory served is approximately 4.2 million. At 12/31/99, CP&L was providing electric services, retail and wholesale, to approximately 1.2 million customers.

         The principal executive offices of CP&L Energy and CP&L are located at 411 Fayetteville Street, Raleigh, North Carolina 27602.


(b)      Other Utility Subsidiaries (as of June 30, 2000)-

         On July 15, 1999, CP&L completed the acquisition of North Carolina Natural Gas Corporation (NCNG) in a stock-for-stock transaction.

         NCNG is a public utility corporation formed under the laws of Delaware and headquartered in North Carolina. NCNG is a gas utility company as defined by the Public Utility Holding Company Act of 1935 and is primarily engaged in the transmission and distribution of natural gas through approximately 1,128 miles of transmission pipeline and approximately 2,865 miles of distribution mains. NCNG provides natural gas, propane and related services to approximately 178,000 customers in 110 cities and towns and four municipal gas distribution systems in eastern and south central North Carolina. The estimated total population of the territory served is 2.6 million.

         On April 12, 2000, CP&L, in conjunction with APEC, organized Eastern North Carolina Natural Gas, LLC (Eastern NCNG), a North Carolina limited liability company, for the purpose of extending natural gas services to communities in several counties in eastern North Carolina that do not have natural gas services. CP&L and APEC will be joint owners of Eastern NCNG. The North Carolina Public Utilities Commission has granted a certificate of public convenience and necessity to Eastern NCNG and has awarded to Eastern NCNG the exclusive franchises to provide natural gas service to 14 counties. Eastern NCNG has applied for bond funds to finance construction of pipelines and related facilities. It does not currently provide natural gas services.

(c) Non-Utility Subsidiaries - 100% owned by Claimant or subsidiary thereof as of June 30, 2000

         Cape Fear Energy Corporation - Organized to purchase natural gas for resale to large industrial users and the municipalities served by NCNG as well as provide energy management services on a contract basis. Headquartered and incorporated in North Carolina.

         Capitan Corporation - Organized to hold title to certain land and water rights. Headquartered and incorporated in Tennessee.

         CaroFinancial, Inc. - Organized to hold certain investments. Headquartered and incorporated in Delaware.

         CaroFund, Inc.- Organized to participate in affordable housing projects. CaroFund, Inc. owns 1% of CaroHome, LLC and other certain affordable housing entities in which CaroHome is invested. Headquartered and incorporated in North Carolina.

         CaroHome, LLC - Organized to further the Company's investments in affordable housing for low-income individuals. Headquartered and organized in North Carolina.

                  i) Less than 100% owned but 10% or greater owned by CaroHome, LLC - All subsidiaries of CaroHome represent affordable housing projects. Each project is headquartered and organized in the same state as designated below. Asterisk denotes projects in which CaroFund, Inc. holds an interest.

                           Anaheim Affordable LP - Organized in California.
                           ARV Troy Villas, LP - Organized in Ohio.
                           Bradford Place of Fuquay-Varina LP - Organized in North Carolina.
                           Siler City - Cateland Place LLC - Organized in North Carolina.
                           Cedar Tree Properties, LP - Organized in Washington. Lumberton-Chestnut Place LLC - Organized in North Carolina.
                          *Dillon Apts. of SC LP - Organized in South Carolina. *Enston Homes LP - Organized in South Carolina. *Excelsior Apartments LP - Organized in North
                           Carolina.
                           First Partners II, LP - Organized in Massachusetts. Garden Spring Housing Associates LLC - Organized in North Carolina.
                           The Garner School Apartments LLC - Organized in North Carolina.
                           Wilmington-Hooper School Apts. LLC - Organized in North Carolina.
                           Mountainside LLC - Organized in North Carolina. Meadow Spring Housing Assoc. LLC - Organized in North Carolina.
                          *Hartsville Apts. LP - Organized in South Carolina. *Manor Associates LP - Organized in North Carolina.
                           Asheboro-North Forest LLC - Organized in North Carolina.
                           Northgate II LLC - Organized in North Carolina. Knightdale Development Assoc. LLC - Organized in North Carolina.
                           Knightdale Apts. LLC - Organized in North Carolina Parkview Housing Associates LP - Organized in North Carolina.
                           Prairie LLC - Organized in North Carolina.
                           Ridgewood Housing Assoc. LLC - Organized in North Carolina.
                           Arden-River Glen LLC - Organized in North Carolina. Rockwood North LLC - Organized in North Carolina.
                          *Rockwood AH-1 LP - Organized in North Carolina. *Marion Apts. LP - Organized in South Carolina.
                           Spring Forest Housing Assoc. LLC - Organized in North Carolina.
                          *Bishopville Apts. LP - Organized in South Carolina.
                           Trinity Ridge LLC - Organized in North Carolina.

                           Havelock-Tyler Place Apts. LLC - Organized in North Carolina.
                           West Cary Apts. LLC - Organized in North Carolina. Westridge Woods LLC - Organized in North Carolina. Affordable Housing Developers, LLC - Organized in North Carolina
                           Savannah Place Apartments, LLC - Organized in North Carolina
                           Willow Run, LLC - Organized in North Carolina
                           Wilrik Hotel Apts. LLC - Organized in North Carolina. Wind Ridge, LLC - Organized in North Carolina
                          *Asheville-Woodridge LP - Organized in North Carolina


         CPL Energy Ventures, Inc. -- Organized in North Carolina to hold certain investments in synthetic fuels operations and other non-regulated energy businesses, including exempt wholesale generators.

         CPL Synfuels, LLC - Wholly-owned by CPL Energy Ventures, Inc.; organized in North Carolina to hold membership interests in certain synthetic fuel investments.

         Caronet, Inc. (Caronet) - Organized in North Carolina and Virginia to hold and operate certain fiber optic telecommunications assets and to hold certain related investments (formerly known as Interpath Communications, Inc.)


                  i) Less than 100% owned but 10% or greater owned by Caronet.

                           CFN FiberNet, LLC - Organized to market wholesale
                                    capacity to network carriers for its five members in Virginia, North Carolina, and South Carolina. Headquartered and organized in North Carolina. (Membership interest owned by Caronet.)
                           BellSouth Carolinas PCS, LP - Organized to provide
                                    high-quality mobile communications to
                                    subscribers in North and South Carolina and a small portion of Georgia, pursuant to a license issued by the Federal Communications Commission. Headquartered in Georgia and organized in Delaware. (Limited partnership interest owned by Caronet.)

                           Interpath Communications, Inc. (Interpath) -
                                    Organized as a Delaware corporation and
                                    headquartered in North Carolina, Interpath is an application service provider offering a full range of managed application services, Internet-protocol based applications and Internet consulting to businesses. Pursuant to a transaction with Bain Capital effective June 23, 2000, Caronet owns 35% of the voting common stock in Interpath, and Bain Capital owns 65%.

                                    (i)  Less than 100% owned but 10% or greater
                                         owned by Interpath

                                        Autonomous Networks, LLC - Organized as
                                             a national Internet-protocol
                                             network with points of presence in
                                             four major cities of the United
                                             States. A full mesh ATM network
                                             implemented on leased circuits
                                             connects the points of presence.
                                             Headquartered and organized in
                                             Delaware. (Membership interest
                                             owned by Interpath.)


         NCNG Pine Needle Investment Corporation - Organized to participate in the Pine Needle liquefied natural gas project in North Carolina. Headquartered and incorporated in North Carolina.

         NCNG Cardinal Pipeline Investment Corporation - Organized to participate in the acquisition of an existing pipeline and the extension of such pipeline in North Carolina. Headquartered and incorporated in North Carolina.

         NCNG Energy Corporation - Organized to participate in energy-related investments and sales to natural gas resellers. Headquartered and incorporated in North Carolina.

         Strategic Resource Solutions Corp. - Organized to specialize in facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide. Headquartered and incorporated in North Carolina.

                  i)       100% owned by Strategic Resource Solutions Corp.

                           SRS Engineering Corp. - Organized as a holding
                                    company of a corporate professional
                                    engineering license and to provide
                                    engineering services. Headquartered and
                                    incorporated in North Carolina.

                           Applied Computer Technologies Corp. - Organized to
                                    develop and sell energy and facilities
                                    software systems primarily for educational institutions. Headquartered and incorporated in Delaware.

                           ACT Controls, Inc. - Organized to develop and install
                                    energy and facilities management systems primarily for educational institutions. Headquartered and incorporated in North Carolina.

                           Spectrum Controls, Inc. - Organized to develop,
                                   install and service energy and facilities management systems for educational institutions as well as commercial and industrial customers. Headquartered and incorporated in North Carolina.

(d) Non-utility Subsidiaries - less than 100% owned but 10% or greater owned as of June 30, 2000

         Better Homes for Garner LP - Organized to participate in affordable housing projects. Headquartered and organized in North Carolina.

         Capital City Low Income Housing LP - Organized to participate in affordable housing projects. Headquartered and organized in North Carolina.

         Absolut LP - Organized to participate in affordable housing projects. Headquartered and organized in North Carolina.

         Walnut Street, LP - Organized to participate in affordable housing projects. Headquartered and organized in North Carolina.

         WNC Institutional Tax Credit Fund, LP- Organized to participate in affordable housing projects. Headquartered and organized in California.

         Columbus County, LLC - Organized to build and to sell or lease an industrial building in New Hanover County. Headquartered and organized in North Carolina.

         Powerhouse Square, LLC - Organized to facilitate the renovation of several historic buildings in North Carolina. Headquartered and organized in North Carolina.

         Utility Competitive Advantage Fund, LLC - Organized to seek long-term capital appreciation by making venture capital investments in entrepreneurial ventures. Headquartered and organized in Delaware.

         Utech Climate Challenge Fund, LP - Organized to make investments in entrepreneurial companies that offer products and services that will generate greenhouse emission reductions.


2. A brief description of the properties of the Claimant's subsidiary public utility companies.

     (a) Carolina Power & Light Company

          At December 31, 1999, CP&L had a total system installed generating capability (including North Carolina Eastern Municipal Power Agency's (Power Agency) share) of 10,128 megawatts (MW), with generating capacity provided primarily from the installed generating facilities listed in the following table. The remainder of CP&L's generating capacity is composed of 53 coal, hydro and combustion turbine units ranging in size from a 2.5 MW hydro unit to a 78 MW coal-fired unit. Pursuant to certain agreements with CP&L, Power Agency has acquired undivided ownership interests of 18.33% in Brunswick Unit Nos. 1 and 2, 12.94% in Roxboro Unit No. 4 and 16.17% in Harris Unit No. 1 and Mayo Unit No. 1. Of the total system installed generating capability of 10,128 MW, 53% is coal, 31% is nuclear, 2% is hydro and 14% is fired by other fuels including No. 2 oil, natural gas and propane.

                      MAJOR INSTALLED GENERATING FACILITIES
                      -------------------------------------
                              AT DECEMBER 31, 1999
                              --------------------


                                                               Year                           Maximum
                                                            Commercial      Primary         Dependable
              Plant Location                 Unit No.        Operation       Fuel            Capacity
              --------------                 --------        ---------      --------         --------
              Asheville                         1              1964          Coal            198 MW
              (Skyland, N.C.)                   2              1971          Coal            194 MW
                                                3              1999         Gas/Oil          165 MW

              Cape Fear                         5              1956          Coal             143MW
              (Moncure, N.C.)                   6              1958          Coal             173MW

              Darlington County Plant           12             1997         Gas/Oil           120MW
              (Hartsville, S.C.)                13             1997         Gas/Oil           120MW

              H.F. Lee                          1              1952          Coal              79MW
              (Goldsboro, N.C.)                 2              1951          Coal              76MW
                                                3              1962          Coal             252MW

              H.B. Robinson                     1              1960          Coal             174MW
              (Hartsville, S.C.)                2              1971         Nuclear           683MW

              Roxboro                           1              1966          Coal             385MW
              (Roxboro, N.C.)                   2              1968          Coal             670MW
                                                3              1973          Coal             707MW
                                                4              1980          Coal             700MW*

              L.V. Sutton                       1              1954          Coal              97MW
              (Wilmington, N.C.)                2              1955          Coal             106MW
                                                3              1972          Coal             410MW

              Brunswick                         1              1977         Nuclear           820MW*
              (Southport, N.C.)                 2              1975         Nuclear           811MW*

              Mayo                              1              1983          Coal             745MW*
              (Roxboro, N.C.)

              Harris                            1              1987         Nuclear           860MW*
              (New Hill, N.C.)


              * Facilities are jointly owned by CP&L and Power Agency, and the capacity shown includes Power Agency's share.

           In addition to the major generating facilities above, CP&L also operates the following plants:

                        Plant           Location
                        -----           --------

               1.  Walters              North Carolina
               2.  Marshall             North Carolina
               3.  Tillery              North Carolina
               4.  Blewett              North Carolina
               5.  Weatherspoon         North Carolina
               6.  Morehead             North Carolina

           CP&L's sixteen power plants represent a flexible mix of fossil, nuclear and hydroelectric resources as well as combustion turbines, with a total generating capacity (including Power Agency's share) of 10,128 MW. CP&L's strategic geographic location facilitates purchases and sales of power with many other electric utilities, allowing CP&L to serve its customers more economically and reliably. Major industries in CP&L's service area include textiles, chemicals, metals, paper, food, rubber and plastics, wood products, and electronic machinery and equipment.

           At December 31, 1999, CP&L had 5,585 pole miles of transmission lines including 292 miles of 500 kilovolt (kV) lines and 2,857 miles of 230 kV lines, and distribution lines of approximately 44,294 pole miles of overhead lines and approximately 13,842 miles of underground lines. Distribution and transmission substations in service had a transformer capacity of approximately 34,654 kilovolt-ampere (kVA) in 2,028 transformers. Distribution line transformers numbered 436,334 with an aggregate 18,599,000 kVA capacity.

     (b)   North Carolina Natural Gas Corporation

           North Carolina Natural Gas Corporation (NCNG) owns approximately 1,128 miles of transmission pipelines of two to 16 inches in diameter which connect its distribution systems with the Texas-to-New York transmission system of Transco and the southern end of Columbia Gas Transmission Corporation's (Columbia) transmission system. Transco delivers gas to NCNG at various points conveniently located with respect to NCNG's distribution areas. Columbia delivers gas to one delivery point near the North Carolina-Virginia border. Gas is distributed by NCNG through 2,865 miles of distribution mains. These transmission pipelines and distribution mains are located primarily on rights-of-way held under easement, license or permit on lands owned by others.

           NCNG owns and operates a liquefied natural gas storage plant on its system to provide additional peak-day gas supply to meet customer demand.

3. The following information for the 1999 calendar year with respect to Claimant's subsidiary public utility companies:

         Section 3 will be filed confidentially pursuant to 17CFR ss.250.104 under the Public Utility Holding Company Act of 1935.


4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Monroe Power Company

          Location of Facility:
               208 Cherry Hill Street
                Monroe, Georgia  30655

          Business Address:
               411 Fayetteville Street
               Raleigh, North Carolina  27602


         Monroe Power Company (MPC) is a North Carolina corporation authorized to do business in Georgia where it owns and operates a combustion turbine. MPC's generating assets consist of a 160 MW simple cycle peaking plant built to serve the peaking needs of the Municipal Electric Authority of Georgia. The commercial operation date was December 15, 1999.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         As of June 30, 2000, MPC is a wholly owned direct subsidiary of CP&L.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         As of December 31, 1999, CP&L had made capital investments of $95,080,000 in MPC.

         There were no direct or indirect guarantees of the security of MPC by the Claimant and no debt or other financial obligation for which there is recourse, directly or indirectly, to the Claimant or another system company.


     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  Shareholders Equity                         $95,135,301
                  Long-term Debt                                        0
                                                              --------------
                       Total                                  $95,135,301

     (e) Identify any service, sale or construction contract(s) between the EWG or foreign utility company and a system company and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         MPC and CP&L are parties to a Master Services Agreement, whereby CP&L provides MPC with certain services, including administrative, project management, financial, tax management, accounting, legal, engineering and other services. MPC reimburses CP&L for its direct and indirect costs incurred in providing these services.


     EXHIBIT A - Consolidating statement of income and surplus of Claimant's subsidiary companies for the calendar year 1999, together with a consolidating balance sheet of Claimant's subsidiary companies as of the close of such calendar year.

                 The following exhibits are to be filed confidentially pursuant to 17 CFR ss.250.104 under the Public Utility Holding Company Act of 1935:

                 EXHIBIT A-1 - Carolina Power & Light Company Consolidating Income Statement for the Year Ended December 31, 1999.

                 EXHIBIT A-2 - Carolina Power & Light Company Consolidating Balance Sheet as of December 31, 1999.

                 EXHIBIT A-3 - North Carolina Natural Gas Corporation Consolidating Income Statement for the Year Ended December 31, 1999.

                 EXHIBIT A-4 - North Carolina Natural Gas Corporation Consolidating Balance Sheet as of December 31, 1999.

                 EXHIBIT A-5 - Strategic Resource Solutions Corp. Consolidating Income Statement for the Year Ended December 31, 1999.

                 EXHIBIT A-6 - Strategic Resource Solutions Corp. Consolidating Balance Sheet as of December 31, 1999.


     EXHIBIT B - Financial Data Schedule.

     EXHIBIT C - An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                   SIGNATURES

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of June 2000.

                                              CP&L ENERGY, INC.
                                              -----------------
                                                         (Claimant)


                                              By /s/ Peter M. Scott III
                                                   -----------------------------
                                                   Peter M. Scott III
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                   (Principal Financial Officer)

CORPORATE SEAL

Attest: /s/ William D. Johnson
          ---------------------------
          William D. Johnson
           Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter M. Scott III
Executive Vice President and Chief Financial Officer
CP&L Energy, Inc.
411 Fayetteville Street
Raleigh, NC 27602